EXHIBIT 1.01

China Digital TV Holding Co., Ltd.

CONFLICT MINERALS REPORT

for the Year Ended December 31, 2014

This Conflict Minerals Report of China Digital TV Holding Co., Ltd. (together with its consolidated subsidiaries, “CDTV,” “we,” or “our”) has been prepared for the period from January 1, 2014 to December 31, 2014 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (“1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions of the terms used in this report, unless otherwise defined herein.

Reasonable Country of Origin Inquiry

We have concluded in good faith that during 2014 we manufactured or contracted to manufacture products which contain conflict minerals that are necessary to the functionality or production of these products (such minerals are referred to as “necessary conflict minerals”). Based on a reasonable country of origin inquiry (“RCOI”), we have reason to believe that our necessary conflict minerals originated or may have originated in the Democratic Republic of the Congo or an adjoining country as defined in the instructions to Form SD (the "Covered Countries").

As we are a downstream supplier of finished products and do not purchase from, and have no established commercial relationships with, smelters or refiners of the necessary conflict minerals, our RCOI focused on our direct suppliers and we rely on them to assist with our RCOI efforts, including the identification of smelters and refiners of the necessary conflict minerals contained in the materials which they supply to us. In 2014, we purchased substantially all of the materials used in our finished products from one direct supplier, STMicroelectronics, or STM. We conducted a supply chain survey with STM to obtain country of origin information for the necessary conflict minerals by using the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative Conflict Minerals Reporting Template (the “Conflict Minerals Reporting Template”) published by the Conflict-Free Sourcing Initiative (“CFSI”) (formally known as EICC/GeSI template) as well as by follow-up e-mails and phone calls to STM.

STM responded to our RCOI survey and indicated on the Conflict Minerals Reporting Template that it knew or had reason to believe that tantalum, tungsten and gold incorporated into certain STM products had originated in a Covered Country and did not come from recycled or scrap sources. CDTV products that may have originated from a Covered Country, and that did not come from recycled or scrap sources, are subject to further due diligence. After performing further due diligence, we ultimately concluded that only two smelters or refiners in our supply chain may have sourced necessary conflict minerals from the Covered Countries. As noted below, each of these smelters or refiners was certified by EICC-GeSI as a "Conflict Free Smelter."

Due Diligence

We have exercised due diligence on the source and chain of custody of our necessary conflict minerals obtained from STM that conforms to the Organization for Economic Co-operation and Development's (“OECD”) internationally recognized due diligence framework found in OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition and the OECD's related Supplement on Tin, Tantalum and Tungsten.

Establish strong company management systems

Beginning in 2013, we have assembled an internal, cross-functional team of professionals, including representatives from our finance, legal and supply chain management teams, to develop a conflict minerals program, conduct due diligence and report to senior management. Certain members of our internal team have also received industry training on the subject of conflict minerals compliance.

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We have established our due diligence process and set forth a documentation and record maintenance mechanism to ensure the retention of relevant documentation.

We are in the process of developing a conflict minerals policy which we plan to communicate to our suppliers, incorporate into our supplier contracts and make publicly available at http://ir.chinadtv.cn.

Identify and assess risk in the supply chain

STM is a member of the Electronic Industry Citizenship Coalition (the “EICC”) and participates in the Global e-Sustainability Initiative (the “GeSI”) programs. STM requires all of its suppliers and subcontractors to provide evidence that they are not sourcing tin, tantalum, tungsten or gold through any channels that fund armed groups in the Covered Countries.

Design and implement a strategy to respond to identified risks

In order to identify and assess risk in our supply chain, we conducted a supply-chain survey with STM using the Conflict Minerals Reporting Template. We asked STM to determine if conflict minerals were necessary to the functionality of its products provided to CDTV and, if yes, to provide information regarding the smelters and refiners for the necessary conflict minerals included in those products.

We reviewed STM's responses for completeness and consistency and followed up with STM to obtain additional information and clarification. STM provided specific information regarding the smelters and refiners of the necessary conflict minerals in the specific components used in our products. We then compared the smelters and refiners identified by STM against the Conflict Free Smelter List established by the CFSI's Conflict Free Smelter Program to determine whether STM is using certified smelters and refiners.

Carry out independent third-party audits of supply chain due diligence practices

We do not have direct relationships with smelters or refiners, and we do not perform direct audits of these entities' supply chains of conflict minerals. However, we support the development and implementation of independent third party audits of smelters and refiners, such as the CFSI's Conflict Free Smelter Program.

Report on supply chain due diligence

We have implemented a process to summarize, review and approve compliance results and timely file with the SEC our Specialized Disclosure Report on Form SD and Conflict Minerals Report, if required. This Conflict Minerals Report is publicly available at http://ir.chinadtv.cn.

Results of Due Diligence

Each of the smelters and refiners identified by STM was certified by EICC-GeSI as a “Conflict Free Smelter.”

Independent Private Sector Auditor

For the 2014 reporting period, we are not required to obtain an independent private sector audit of this Conflict Minerals Report.

Risk Mitigation Steps

During the 2014 reporting period, we continue to engage in the activities described above in "Due Diligence." In addition, in our efforts to attain a conflict-free supply chain for our products, we intend to contact our suppliers to encourage them and the smelters and refiners in our supply chain to participate in the conflict free certification program under the CFSI's Conflict-Free Smelter Program.

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